

August 6, 2010

via U.S. mail and facsimile to (423) 743-2670

Mr. James H. Dorton, Vice President-Corporate Development and CFO
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, Tennessee 37604

> RE: **NN, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-23486**

Dear Mr. Dorton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 18

Liquidity and Capital Resources, page 32

1. You state on page 32 amounts outstanding under the $90 million credit facility and $40 million senior notes as of December 31, 2001 were $58.4 million and $28.6 million, respectively. However, you do not disclose the amounts available for borrowings after taking into consideration swing loans and letters of credit. Please tell us and disclose in future filings, your exposure under swing loans and

letters of credit and your availability under your credit agreements at the most recent balance sheet date.

2. You state on page 35 your belief that funds generated from operations and borrowings will be sufficient to finance your working capital needs and projected capital expenditure requirements through the next twelve months. We note that your cash and cash equivalents at December 31, 2009 was $8.7 million, the decreasing trend in operating cash flows and the limited amounts available on the revolving credit facility and senior notes. Based on the above sources of liquidity and your contractual obligations listed on page 36, it is not clear to us whether you will have the resources needed to fulfill all expected liquidity obligations in 2010. Please revise MD&A, in future filings, to quantify the expected 2010 liquidity impact of the expected inflows and outflows. It appears that a tabular presentation of expected sources and uses of cash is needed for readers to fully understand your expected 2010 liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief